Exhibit 99.1

O2Micro Reports Second Quarter Financial Results

GEORGE TOWN, Grand Cayman, July 29, 2009. O2Micro® International Limited (NASDAQ®: OIIM; SEHK: 0457), a leading supplier of innovative power management and security components, reported its financial results today for the second quarter ended June 30, 2009.

Financial Results for the Second Quarter ending 6/30/2009:

O2 Micro International Limited reported second quarter results that were consistent with the positive outlook that the company provided on June 15, 2009.

Q2 2009 revenue was $34.6 million. Revenue in the second quarter was up 49.7% from Q1 2009 levels and declined 15.2% from the year-ago period. As the company previously indicated, the strong sequential revenue performance was due to a resilient market for LCD TV units, strength in the domestic Chinese market, and solid growth in new products, among other factors.

The gross margin was 58.8% in the second quarter. This compares favorably with 55.5% in the first quarter and 58.2% in the second quarter of 2008. The gross margin remains in our target range and varies primarily with revenue level and product mix.

GAAP operating expenses were also approximately in-line with the company’s expectations in the second quarter. SG&A expenses were $12.5 million and R&D expenses were $8.0 million, representing 36.0% and 23.1% of sales, respectively. Total operating expenses were 59.1% of revenue, compared with 72.6% in Q1 2009 and 47.1% in Q2 2008.

GAAP net loss was $505,000, compared to GAAP net loss of $3.5 million in the prior quarter and GAAP net income of $4.4 million in the year-ago period. GAAP net loss per ADS was $0.01, compared to GAAP net loss per ADS of $0.10 in Q1 2009 and GAAP net income per ADS of $0.12 in Q2 2008.

Financial Results for the Six Months ending 6/30/2009:

For the six months ending June 30, 2009, revenue was $57.7 million. This compares with $78.3 million in the first six months of 2008. The corresponding gross margins were 57.5% and 58.3% for the first half of 2009 and 2008, respectively. During the first half of 2009, the company recorded a GAAP loss from operations of $4.1 million. This compares to GAAP income from operations of $6.7 million in 1H 2008. GAAP net loss was $4.0 million in 1H 2009, compared to GAAP net income of $6.6 million in the corresponding first half of the year ago. GAAP net loss per ADS was $0.11 in 1H 2009, compared to GAAP net income per fully diluted ADS of $0.17 in 1H 2008. The year-to-year declines in revenue, GAAP income/loss from operations, and GAAP net income/loss reflect adverse global economic conditions when compared with the year-ago.

Supplementary Data:

The company finished the second quarter of 2009 with $115.1 million in unrestricted cash and investments, or $3.11 per ADS. The accounts receivable balance at the end of Q2 2009 was $14.3 million with 34 corresponding days sales outstanding. Inventory was $13.3 million at the end of Q2 2009 and turned over 4.3 times in the quarter.

As of June 30th 2009, O2Micro counted 838 employees, which includes 557 engineers. The Q2 2009 headcount was slightly less than 845 employees in the first quarter of 2009.

Management Commentary:

Sterling Du, Chairman and CEO, commented, “We are seeing a notable improvement in our business and we are strategically positioned to fully participate as global economies recover. New products are gaining traction and our investment in the domestic Chinese market is continuing to pay off.”

Conference Call: O2Micro will hold its second quarter conference call at 5:00 a.m. PDT, 8:00 a.m. EDT, and 8:00 p.m. Hong Kong time. You may participate using the following dial-in information.

In the US and CANADA:	888-219-1412, passcode #9224276
In HONG KONG:	800-965-503, passcode #9224276
Other INTERNATIONAL participants:	913-312-1412, passcode #9224276

A replay of the call will be available by phone until August 5th using the following dial-in information.

In the US and CANADA:	888-203-1112, passcode #9224276
In HONG KONG:	800-901-108, passcode #9224276
Other INTERNATIONAL participants:	719-457-0820, passcode #9224276

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus® products.

O2Micro International maintains an extensive portfolio of intellectual property with 12,700 patent claims granted, and over 14,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro’s future growth, long term profitability, increases in shareholder value, introduction of innovative technologies, expansion of O2Micro’s product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company’s initial public offering in August 2000, Form F-3 in connection with the company’s public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:

Gary E. Abbott

Director of Investor Relations, O2Micro

Phone: 408.987.5920, x8888

Email: gary.abbott@o2micro.com

O2Micro International Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
NET SALES	$34,605	$40,790	$57,715	$78,346

COST OF SALES	14,247	17,061	24,533	32,657

GROSS PROFIT	20,358	23,729	33,182	45,689

OPERATING EXPENSES (INCOME)
Research and development (1)	7,998	9,457	15,982	19,213
Selling, general and administrative (1)	12,469	9,740	21,252	21,761
Litigation income	—	—	—	(2,000)

Total Operating Expenses	20,467	19,197	37,234	38,974

INCOME (LOSS) FROM OPERATIONS	(109)	4,532	(4,052)	6,715

NON-OPERATING INCOME (LOSS)
Interest income	384	493	828	1,163
Foreign exchange gain (loss)	(405)	(315)	82	(429)
Other – net	(28)	(4)	(39)	9

Total Non-operating Income (Loss)	(49)	174	871	743

INCOME (LOSS) BEFORE INCOME TAX	(158)	4,706	(3,181)	7,458

INCOME TAX EXPENSE	347	344	865	836

NET INCOME (LOSS)	(505)	4,362	(4,046)	6,622

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	555	607	(89)	2,617
Unrealized gain (loss) on available-for-sale securities	(751)	(228)	752	(3,092)
Unrealized pension gain	2	—	3	—

Total Other Comprehensive Income (Loss)	(194)	379	666	(475)

COMPREHENSIVE INCOME (LOSS)	$(699)	$4,741	$(3,380)	$6,147

EARNINGS (LOSS) PER SHARE:
Basic	$(0.0003)	$0.0023	$(0.0022)	$0.0035

Diluted	NA	$0.0023	NA	$0.0035

EARNINGS (LOSS) PER ADS
Basic	$(0.01)	$0.12	$(0.11)	$0.18

Diluted	NA	$0.12	NA	$0.17

SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:

Basic (in thousands)	1,846,359	1,879,216	1,842,521	1,886,775

Diluted (in thousands)	NA	1,889,751	NA	1,896,828

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	36,927	37,584	36,850	37,735

Diluted (in thousands)	NA	37,795	NA	37,937

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:

Research and development	$334	$288	$616	$546
Selling, general and administrative	$620	$433	$1,109	$848

O2Micro International Limited and Subsidiaries

Consolidated Balance Sheets

(In Thousand U.S. Dollars, Except Share Amounts)

	June 30, 2009	December 31, 2008
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$28,342	$31,844
Restricted cash	1,156	1,153
Short-term investments	86,791	72,344
Accounts receivable – net	14,324	10,578
Inventories	13,316	16,388
Prepaid expenses and other current assets	2,287	2,314

Total Current Assets	146,216	134,621

LONG-TERM INVESTMENTS	13,940	13,199

PROPERTY AND EQUIPMENT – NET	32,290	34,353

OTHER ASSETS
Restricted assets – net	1,406	1,411
Intangible assets	4,597	4,929
Other Assets	4,344	4,760

TOTAL ASSETS	$202,793	$193,273

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$11,083	$4,120
Income tax payable	175	226
Accrued expenses and other current liabilities	12,216	8,269

Total Current Liabilities	23,474	12,615

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	515	553
FIN 48 tax liabilities	311	302
Other liabilities	23	23

	849	878

Total Liabilities	24,323	13,493

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	—	—
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,848,387,400 and 1,832,788,400 shares as of June 30, 2009 and December 31, 2008, respectively	37	37
Additional paid-in capital	143,854	141,784
Retained earnings	32,700	36,746
Accumulated other comprehensive income	1,879	1,213

Total Shareholders’ Equity	178,470	179,780

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$202,793	$193,273